  Exhibit 99.9

IND AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (“the Company”), which comprise the Condensed Balance Sheet as at June 30, 2019, the Condensed Statement of Profit and Loss (including Other Comprehensive Income), the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the three months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34’) prescribed under section 133 of the Companies Act, 2013 (‘the Act’) and other accounting principles generally accepted in India, of the state of affairs of the Company as at June 30, 2019, the profit and total comprehensive income, changes in equity and its cash flows for the three months period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (SAs) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the ICAI together with the independence requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Management Responsibilities for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, July 12, 2019	(Membership No.70928)

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months ended June 30, 2019

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	June 30, 2019	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,062	10,394
Right-of-use assets	2.2	2,397	–
Capital work-in-progress		1,285	1,212
Goodwill		29	29
Other intangible assets		68	74
Financial assets
Investments	2.3	11,150	12,062
Loans	2.4	19	16
Other financial assets	2.5	584	196
Deferred tax assets (net)		1,121	1,114
Income tax assets (net)		5,908	5,870
Other non-current assets	2.8	1,697	1,740
Total non - current Assets		34,320	32,707
Current assets
Financial assets
Investments	2.3	4,743	6,077
Trade receivables	2.6	13,858	13,370
Cash and cash equivalents	2.7	10,573	15,551
Loans	2.4	2,221	1,048
Other financial assets	2.5	4,760	4,834
Income tax assets (net)		225	423
Other current assets	2.8	5,501	4,920
Total current assets		41,881	46,223
Total Assets		76,201	78,930
EQUITY AND LIABILITIES
Equity
Equity share capital	2.10	2,145	2,178
Other equity		52,442	60,533
Total equity		54,587	62,711
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.2	2150	–
Other financial liabilities	2.11	80	79
Deferred tax liabilities (net)		477	541
Other non-current liabilities	2.13	27	169
Total non - current liabilities		2,734	789
Current liabilities
Financial liabilities
Trade payables	2.12
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,247	1,604
Lease liabilities	2.2	309	–
Other financial liabilities	2.11	10,681	8,528
Other current liabilities	2.13	4,200	3,335
Provisions	2.14	521	505
Income tax liabilities (net)		1,922	1,458
Total current liabilities		18,880	15,430
Total equity and liabilities		76,201	78,930

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm's Registration Number: 117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

 (In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended June 30,
		2019	2018
Revenue from operations	2.16	19,131	17,056
Other income, net	2.17	713	716
Total income		19,844	17,772
Expenses
Employee benefit expenses	2.18	10,380	8,826
Cost of technical sub-contractors		2,044	1,666
Travel expenses		700	467
Cost of software packages and others	2.18	363	415
Communication expenses		93	82
Consultancy and professional charges		234	252
Depreciation and amortization expense		510	374
Finance cost	2.2	27	–
Other expenses	2.18	672	643
Reduction in the fair value of assets held for sale		–	265
Total expenses		15,023	12,990
Profit before tax		4,821	4,782
Tax expense:
Current tax	2.15	1,316	1,329
Deferred tax	2.15	(64)	(50)
Profit for the period		3,569	3,503
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(17)	(1)
Equity instruments through other comprehensive income, net		–	4
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(24)	9
Fair value changes on investments, net	2.3	15	(41)
Total other comprehensive income/ (loss), net of tax		(26)	(29)
Total comprehensive income for the period		3,543	3,474
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		8.26	8.02
Diluted ()		8.25	8.02
Weighted average equity shares used in computing earnings per equity share
Basic	2.19	4,32,23,19,378	4,36,82,50,234
Diluted	2.19	4,32,45,43,369	4,36,96,94,302

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm's Registration Number: 117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
							Capital reserve
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502
Changes in equity for the three months ended June 30, 2018
Profit for the period	–	–	3,503	–	–	–	–	–	–	–	–	–	3,503
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(1)	(1)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	4	–	–	4
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	9	–	9
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(41)	(41)
Total comprehensive income for the period	–	–	3,503	–	–	–	–	–	–	4	9	(42)	3,474
Transfer to general reserve	–	–	(1,615)	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(534)	–	–	534	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	198	–	–	(198)	–	–	–	–	–	–	–
Exercise of stock options (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.10)	–	–	–	–	–	–	–	–	–	–	–	–	–
Share based payment to employees of the group (refer note no. 2.10)	–	–	–	–	43	–	–	–	–	–	–	–	43
Dividends (including dividend distribution tax)	–	–	(7,982)	–	–	–	–	–	–	–	–	–	(7,982)
Amount paid upon buyback ( refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	–	–
Transaction costs related to buyback (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.9)	–	–	–	–	–	–	–	–	–	–	–	–	–
Loss recorded upon business transfer (refer note 2.2)	–	–	–	–	–	–	–	–	–	–	–	–	–
Balance as at June 30, 2018	1,092	28	49,241	3,292	173	1,895	54	3,219	56	6	9	(28)	59,037

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
							Capital reserve
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711
Impact on account of adoption of Ind AS 116 (Refer to note 2.2)	–	–	(17)	–	–	–	–	–	–	–	–	–	(17)
	2,178	138	54,053	190	227	2,479	54	3,219	61	80	21	(6)	62,694
Changes in equity for the three months ended June 30, 2019
Profit for the period	–	–	3,569	–	–	–	–	–	–	–	–	–	3,569
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(17)	(17)
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	15	15
Total comprehensive income for the period	–	–	3,569	–	–	–	–	–	–	–	(24)	(2)	3,543
Transfer to general reserve	–	–	(1,470)	1,470	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(548)	–	–	548	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	228	–	–	(228)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.10)	–	–	–	(33)	–	–	–	–	33	–	–	–	–
Exercise of stock options (refer note no.2.10)	–	12	–	–	(12)	–	–	–	–	–	–	–	–
Share based payments to employees (Refer to note no. 2.10)	–	–	–	–	63	–	–	–	–	–	–	–	63
Buyback of equity shares ( Refer note no. 2.10)	(33)	–	(4,694)	(1,533)	–	–	–	–	–	–	–	–	(6,260)
Transaction cost relating to buyback* (Refer note no 2.10)	–	–	–	(7)	–	–	–	–	–	–	–	–	(7)
Dividends (including dividend distribution tax)	–	–	(5,446)	–	–	–	–	–	–	–	–	–	(5,446)
Balance as at June 30, 2019	2,145	150	45,692	87	278	2,799	54	3,219	94	80	(3)	(8)	54,587

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm's Registration Number: 117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Three months ended June 30,
		2019	2018
Cash flow from operating activities:
Profit for the period		3,569	3,503
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.1	510	374
Income tax expense	2.15	1,252	1,279
Impairment loss recognized / (reversed) under expected credit loss model		46	66
Finance cost	2.2	27	–
Interest and dividend income		(465)	(541)
Stock compensation expense		58	39
Other adjustments		(41)	(65)
Reduction in the fair value of assets held for sale		–	265
Exchange differences on translation of assets and liabilities		1	45
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,106)	(874)
Other financial assets and other assets		(123)	(67)
Trade payables		(357)	149
Other financial liabilities, other liabilities and provisions		806	929
Cash generated from operations		4,177	5,102
Income taxes paid		(683)	(1,334)
Net cash generated by operating activities		3,494	3,768
Cash flow from investing activities:
Expenditure on property, plant and equipment		(952)	(448)
Deposits placed with corporations		(6)	(7)
Loans to employees		11	(4)
Loan given to subsidiary		(1,201)	–
Loan repaid by subsidiary		33	–
Proceeds from redemption of debentures		70	–
Investment in subsidiaries		–	(7)
Payment towards acquisition of business	2.3	–	(257)
Redemption of escrow pertaining to buyback	2.5	207	–
Payments to acquire investments
Preference, equity securities and others		–	(10)
Liquid mutual fund units and fixed maturity plan securities		(9,110)	(22,655)
Tax free bonds and Government bonds		(11)	(11)
Government Securities		(694)	–
Proceeds on sale of investments
Liquid mutual fund units and fixed maturity plan securities		9,815	21,277
Tax free bonds and Government bonds		12	1
Non-convertible debentures		282	304
Certificates of deposit		625	800
Commercial paper		500	–
Government Securities		908	–
Interest and dividend received		422	570
Net cash used in investing activities		911	(447)
Cash flow from financing activities:
Payment of lease liabilities	2.2	(94)	–
Buyback of equity shares including transaction cost		(4,763)	–
Payment of dividends (excluding dividend distribution tax)		(4,516)	(6,662)
Net cash used in financing activities		(9,373)	(6,662)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(10)	(38)
Net increase / (decrease) in cash and cash equivalents		(4,968)	(3,341)
Cash and cash equivalents at the beginning of the period	2.7	15,551	16,770
Cash and cash equivalents at the end of the period	2.7	10,573	13,391
Supplementary information:
Restricted cash balance	2.7	144	242

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm's Registration Number: 117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the interim condensed standalone financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on July 12, 2019.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these condensed financial statements do not include all the information required for a complete set of financial statements. These condensed financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2019. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Company uses significant judgments while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer note no.2.15 and note no. 2.20.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer note no. 2.1

d. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. Refer note no 2.2

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years

Leasehold improvementsOver lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2019 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Additions	–	–	164	88	29	181	120	73	2	657
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.2)	–	(593)	–	–	–	–	–	–	–	(593)
Deletions	–	–	–	–	(1)	(15)	(2)	–	–	(18)
Gross carrying value as at June 30, 2019	1,305	–	8,234	2,700	966	5,218	1,572	487	39	20,521
Accumulated depreciation as at April 1, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Depreciation	–	–	(75)	(70)	(28)	(181)	(50)	(23)	(1)	(428)
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.2)	–	32	–	–	–	–	–	–	–	32
Accumulated depreciation on deletions	–	–	–	–	1	15	2	–	–	18
Accumulated depreciation as at June 30, 2019	–	–	(2,872)	(1,832)	(699)	(3,771)	(1,087)	(176)	(22)	(10,459)
Carrying value as at April 1, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at June 30, 2019	1,305	–	5,362	868	267	1,447	485	311	17	10,062

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2018 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Additions	31	–	89	22	11	201	28	2	2	386
Deletions	–	(21)	–	(1)	(1)	(8)	(1)	–	–	(32)
Gross carrying value as at June 30, 2018	1,258	640	7,360	2,230	851	4,422	1,274	237	31	18,303
Accumulated depreciation as at April 1, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Depreciation	–	(1)	(66)	(71)	(29)	(150)	(39)	(10)	(1)	(367)
Accumulated depreciation on deletions	–	–	–	1	1	8	1	–	–	11
Accumulated depreciation as at June 30, 2018	–	(31)	(2,687)	(1,596)	(610)	(3,285)	(934)	(117)	(18)	(9,278)
Carrying value as at April 1, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at June 30, 2018	1,258	609	4,673	634	241	1,137	340	120	13	9,025

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

2.2 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land and buildings. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Company adopted Ind AS 116 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Company recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the Company’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 1,861 crore, 'Net investment in sublease' of 430 crore and a lease liability of 2,491 crore. The cumulative effect of applying the standard of 17 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of the 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.4%

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2019:

(In crore)

Particulars	Category of ROU asset		Total
	Land	Buildings
Balance as of April 1, 2019	–	1,861	1,861
Reclassified on account of adoption of Ind AS 116 (refer to note 2.1)	561	–	561
Additions		51	51
Depreciation	(1)	(75)	(76)
Balance as of June 30, 2019	560	1,837	2,397

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at June 30, 2019

(In crore)

Particulars	As at June 30, 2019
Current lease liabilities	309
Non-current lease liabilities	2,150
Total	2,459

The following is the movement in lease liabilities during the three months ended June 30, 2019:

(In crore)

Particulars	Amount
Balance as of April 1, 2019	2,491
Additions	51
Finance cost accrued during the period	27
Payment of lease liabilities	(94)
Translation Difference	(16)
Balance as of June 30, 2019	2,459

The table below provides details regarding the contractual maturities of lease liabilities as at June 30, 2019 on an undiscounted basis:

(In crore)

Particulars	As at June 30, 2019
Less than one year	410
One to five years	1,384
More than five years	1,151
Total	2,945

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 3 crore for the three months ended June 30, 2019.

Rental income on assets given on operating lease to subsidiaries was 16 crore for each of the three months ended June 30, 2019 and June 30, 2018.

The following is the movement in the net investment in sublease in ROU asset during the three months ended June 30, 2019:

(In crore)

Particulars	Three months ended June 30, 2019
Balance as of April 1, 2019	430
Interest income accrued during the period	4
Lease receipts	–
Translation Difference	(5)
Balance as of June 30, 2019	429

The table below provides details regarding the contractual maturities of net investment in sublease as at June 30, 2019 on an undiscounted basis:

(In crore)

Particulars	As at June 30, 2019
Less than one year	56
One to five years	193
More than five years	262
Total	511

2.3 INVESTMENTS

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Non-current investments
Equity instruments of subsidiaries	6,349	6,349
Debentures of subsidiary	1,375	1,445
Preference securities and equity instruments	90	90
Others	16	16
Tax free bonds	1,827	1,828
Government bonds	12	–
Fixed maturity plans securities	74	401
Non-convertible debentures	858	1,209
Government Securities	549	724
Total non-current investments	11,150	12,062
Current investments
Liquid mutual fund units	1,050	1,701
Certificates of deposit	1,529	2,123
Government bonds	–	12
Fixed maturity plans securities	334	–
Non-convertible debentures	1,830	1,746
Commercial paper	–	495
Total current investments	4,743	6,077
Total carrying value	15,893	18,139

(In crore, except as otherwise stated)

Particulars	As at
	June 30, 2019	March 31, 2019
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies (Australia) Pty Limited (1)	5	5
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	276	276
12,84,20,748 (12,84,20,748) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid
Infosys Nova Holdings LLC (1)	–	–
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Kallidus Inc.	150	150
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- per share, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
Wongdoody Holding Company Inc	350	350
2,000 (2,000) shares
Infosys Luxembourg S.a r.l.	4	4
3,700 (3,700) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	43	43
8,26,56,605 (8,26,56,605) shares of BRL 1 per share, fully paid up
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
	6,349	6,349
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
13,75,00,000 (14,45,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,375	1,445
	1,375	1,445
Investments carried at fair value through profit or loss
Others	16	16
	16	16
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	89	89
Equity instruments	1	1
	90	90

(In crore, except as otherwise stated)

Particulars	As at
	June 30, 2019	March 31, 2019
Quoted
Investments carried at amortized cost
Tax free bonds	1,827	1,828
Government bonds	12	–
	1,839	1,828
Investments carried at fair value through profit or loss
Fixed maturity plans securities	74	401
	74	401
Investments carried at fair value through other comprehensive income
Non-convertible debentures	858	1,209
Government Securities	549	724
	1,407	1,933
Total non-current investments	11,150	12,062
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,050	1,701
	1,050	1,701
Investments carried at fair value through other comprehensive income
Commercial paper	–	495
Certificates of deposit	1,529	2,123
	1,529	2,618
Quoted
Investments carried at amortized cost
Government bonds	–	12
	–	12
Investments carried at fair value through profit or loss
Fixed maturity plans securities	334	–
	334	–
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,830	1,746
	1,830	1,746
Total current investments	4,743	6,077
Total investments	15,893	18,139
Aggregate amount of quoted investments	5,484	5,920
Market value of quoted investments (including interest accrued)	5,722	6,131
Aggregate amount of unquoted investments	10,409	12,219
(1) Aggregate amount of impairment in value of investments	122	122
Reduction in the fair value of assets held for sale	854	854
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	469	469
Investments carried at cost	6,349	6,349
Investments carried at amortized cost	3,214	3,285
Investments carried at fair value through other comprehensive income	4,856	6,387
Investments carried at fair value through profit or loss	1,474	2,118

Note:	Uncalled capital commitments outstanding as of June 30, 2019 and March 31, 2019 was 17 crore and 17 crore, respectively.

Refer note no. 2.9 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		June 30, 2019	March 31, 2019
Liquid mutual fund units	Quoted price	1,050	1,701
Fixed maturity plan securities	Market observable inputs	408	401
Tax free bonds and government bonds	Quoted price and market observable inputs	2,085	2,048
Non-convertible debentures	Quoted price and market observable inputs	2,688	2,955
Government Securities	Quoted price and market observable inputs	549	724
Certificate of deposits	Market observable inputs	1,529	2,123
Commercial paper	Market observable inputs	–	495
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	90	90
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	16	16

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4 LOANS

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	19	16
	19	16
Unsecured, considered doubtful
Loans to employees	19	18
	38	34
Less: Allowance for doubtful loans to employees	19	18
Total non - current loans	19	16
Current
Loan receivables considered good - Unsecured
Loans to subsidiaries	2,028	841
Other Loans
Loans to employees	193	207
Total current loans	2,221	1,048
Total Loans	2,240	1,064

2.5 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Non-current
Security deposits (1)	46	47
Net investment in Sublease of ROU asset (refer to note 2.2) (1)	388	0
Rental deposits (1)	150	149
Total non-current other financial assets	584	196
Current
Security deposits (1)	1	1
Rental deposits (1)	3	3
Restricted deposits (1)*	1,537	1,531
Unbilled revenues (1)(5)#	1,637	1,541
Interest accrued but not due (1)	821	865
Foreign currency forward and options contracts (2)(3)	167	321
Net investment in Sublease of ROU asset (refer to note 2.2) (1)	41	0
Escrow and other deposits pertaining to buyback (refer to note 2.10)(1)	50	257
Others (1)(4)	503	315
Total current other financial assets	4,760	4,834
Total other financial assets	5,344	5,030
(1) Financial assets carried at amortized cost	5,177	4,709
(2)Financial assets carried at fair value through other comprehensive income	9	37
(3)Financial assets carried at fair value through Profit or Loss	158	284
(4) Includes dues from subsidiaries	40	34
(5) Includes dues from subsidiaries	58	51

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time.

2.6 TRADE RECEIVABLES

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Current
Unsecured
Considered good(2)	13,858	13,370
Considered doubtful	481	431
	14,339	13,801
Less: Allowances for credit losses	481	431
Total trade receivables(1)	13,858	13,370
(1) Includes dues from companies where directors are interested	–	–
(2) Includes dues from subsidiaries	401	325

2.7 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Balances with banks
In current and deposit accounts	7,598	10,957
Cash on hand	–	–
Others
Deposits with financial institutions	2,975	4,594
Total Cash and cash equivalents	10,573	15,551
Balances with banks in unpaid dividend accounts	30	29
Deposit with more than 12 months maturity	7,098	6,048
Balances with banks held as margin money deposits against guarantees	114	114

Cash and cash equivalents as at June 30, 2019 and March 31, 2019 include restricted cash and bank balances of 144 crore and 143 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.8 OTHER ASSETS

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Non-current
Capital advances	490	486
Advances other than capital advance
Prepaid gratuity	8	25
Others
Prepaid expenses	87	95
Deferred contract cost	209	226
Withholding taxes and others	903	908
Total non-current other assets	1,697	1,740
Current
Advances other than capital advance
Payment to vendors for supply of goods	57	94
Others
Unbilled revenues(2)	3,380	2,904
Prepaid expenses (1)	580	580
Deferred contract cost	50	52
Withholding taxes and others	1,434	1,290
Total current other assets	5,501	4,920

Total other assets	7,198	6,660
(1) Includes dues from subsidiaries	125	109
(2) Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 497 crore which are pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.9 FINANCIAL INSTRUMENTS

Accounting Policy

2.9.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i)	Financial assets carried at amortized cost

(ii)	A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.9.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.9.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.9.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at June 30, 2019 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	10,573	–	–	–	–	10,573	10,573
Investments (Refer note no.2.3)
Preference securities, Equity instruments and others	–	–	16	90	–	106	106
Tax free bonds and government bonds	1,839	–	–	–	–	1,839	2,085
Liquid mutual fund units	–	–	1,050	–	–	1,050	1,050
Redeemable, non-convertible debentures (1)	1,375	–	–	–	–	1,375	1,375
Fixed maturity plan securities	–	–	408	–	–	408	408
Certificates of deposit	–	–	–	–	1,529	1,529	1,529
Non convertible debentures	–	–	–	–	2,688	2,688	2,688
Government Securities	–	–	–	–	549	549	549
Trade receivables (Refer Note no. 2.6)	13,858	–	–	–	–	13,858	13,858
Loans (Refer note no. 2.4)	2,240	–	–	–	–	2,240	2,240
Other financial assets (Refer Note no. 2.5) (4)	5,177	–	158	–	9	5,344	5,256
Total	35,062	–	1,632	90	4,775	41,559	41,717
Liabilities:
Trade payables (Refer Note no. 2.12)	1,247	–	–	–	–	1,247	1,247
Other financial liabilities (Refer Note no. 2.11)	9,166	–	132	–	5	9,303	9,303
Total	10,413	–	132	–	5	10,550	10,550

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 88 crore
(4)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	15,551	–	–	–	–	15,551	15,551
Investments (Refer Note no. 2.3)
Preference securities, Equity instruments and others	–	–	16	90	–	106	106
Tax free bonds and government bonds	1,840	–	–	–	–	1,840	2,048
Liquid mutual fund units	–	–	1,701	–	–	1,701	1,701
Redeemable, non-convertible debentures (1)	1,445	–	–	–	–	1,445	1,445
Fixed maturity plan securities	–	–	401	–	–	401	401
Certificates of deposit	–	–	–	–	2,123	2,123	2,123
Government Securities	–	–	–	–	724	724	724
Non convertible debentures	–	–	–	–	2,955	2,955	2,955
Commercial paper	–	–	–	–	495	495	495
Trade receivables (Refer Note no. 2.6)	13,370	–	–	–	–	13,370	13,370
Loans (Refer note no. 2.4)	1,064	–	–	–	–	1,064	1,064
Other financial assets (Refer Note no. 2.5)(4)	4,709	–	284	–	37	5,030	4,948
Total	37,979	–	2,402	90	6,334	46,805	46,931
Liabilities:
Trade payables (Refer note no. 2.12)	1,604	–	–	–	–	1,604	1,604
Other financial liabilities (Refer Note no. 2.11)	7,067	–	128	–	1	7,196	7,196
Total	8,671	–	128	–	1	8,800	8,800

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore
(4)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at June 30, 2019 is as follows:

 (In crore)

Particulars	June 30, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.3)	2,073	1,187	886	–
Investments in government bonds (Refer note no. 2.3)	12	12	–	–
Investments in liquid mutual fund units (Refer note no. 2.3)	1,050	1,050	–	–
Investments in equity instruments (Refer note no. 2.3)	1	–	–	1
Investments in preference securities (Refer note no. 2.3)	89	–	–	89
Investments in fixed maturity plan securities (Refer note no. 2.3)	408	–	408	–
Investments in certificates of deposit (Refer note no. 2.3)	1,529	–	1,529	–
Investments in non convertible debentures (Refer note no. 2.3)	2,688	1,206	1,482	–
Investments in government securities (Refer note no. 2.3)	549	549	–	–
Other investments (Refer note no. 2.3)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer note no. 2.5)	167	–	167	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note no. 2.11)	19	–	19	–
Liability towards contingent consideration (Refer note no. 2.11)(1)	118	–	–	118

(1)	Discount rate pertaining to contingent consideration ranges from 9% to 16%

During the three months ended June 30, 2019, tax free bonds and non-convertible debentures of 299 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 1,100 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

 (In crore)

Particulars	March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in government securities (Refer Note no. 2.3)	724	724	–	–
Investments in tax free bonds (Refer Note no. 2.3)	2,036	1,765	271	–
Investments in liquid mutual fund units (Refer Note no. 2.3)	1,701	1,701	–	–
Investments in government bonds (Refer Note no. 2.3)	12	12	–	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	89	–	–	89
Investments in fixed maturity plan securities (Refer Note no. 2.3)	401	–	401	–
Investments in certificates of deposit (Refer Note no. 2.3)	2,123	–	2,123	–
Investments in non convertible debentures (Refer Note no. 2.3)	2,955	1,612	1,343	–
Investments in commercial paper (Refer Note no. 2.3)	495	–	495	–
Other investments (Refer Note no. 2.3)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.5)	321	–	321	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.11)	13	–	13	–
Liability towards contingent consideration (Refer note no. 2.11)(1)	116	–	–	116

(1) Discount rate pertaining to contingent consideration ranges from 10% to 16%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

2.10 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital . Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

2.10.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	June 30, 2019	March 31, 2019
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,145	2,178
4,29,14,98,444 (4,35,62,79,444) equity shares fully paid-up
	2,145	2,178

(1) Refer note no. 2.19 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

In December 2017, Ind AS 12 – Income Taxes was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Company adopted these amendments and there was no impact of these amendments on the Company’s financial statements.

Update on buyback of equity shares

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore, the indicative maximum number of equity shares bought back would be 10,32,50,000 equity shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval of buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September, 2019.

During the three months ended June 30, 2019, 6,47,81,000 equity shares were purchased from the stock exchange which includes 17,72,000 shares which have been purchased but not extinguished as of June 30, 2019 and 17,72,000 shares which have been purchased but have not been settled and therefore not extinguished as of June 30, 2019. In accordance with section 69 of the Companies Act, 2013, as at June 30, 2019 , the Company has created ‘Capital Redemption Reserve’ of 38 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of June 30, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2019 and March 31, 2019 is set out below:

in crore, except as stated otherwise

Particulars	As at June 30, 2019		As at March 31, 2019
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	4,35,62,79,444	2,178	2,18,41,14,257	1,092
Add: Shares issued on exercise of employee stock options -before bonus issue	–	–	77,233	–
Add: Bonus shares issued	–	–	2,184,191,490	1,092
Add: Shares issued on exercise of employee stock options -after bonus issue	–	–	548,464	–
Less: Shares bought back(1)(2)(3)(4)	64,781,000	33	1,26,52,000	6
Number of shares at the end of the period	4,29,14,98,444	2,145	4,35,62,79,444	2,178

(1)	Includes 17,72,000 shares which have been purchased on account of buyback during the three months ended June 30, 2019 and have not been extinguished as of June 30, 2019

(2)	Includes 17,72,000 shares which have been purchased on account of buyback during the three months ended June 30, 2019 but have not been settled and therefore not extinguished as of June 30, 2019

(3)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(4)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

2.10.2 DIVIDEND

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

Effective from Fiscal 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting standards(IFRS). Dividend payout includes dividend distribution tax.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(in )

Particulars	Three Months ended June 30
	2019	2018
Final Dividend for fiscal 2019	10.50	–
Final Dividend for fiscal 2018*	–	10.25
Special dividend for fiscal 2018*	–	5.00

* Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019.The same was approved by the Shareholders at the Annual General Meeting held on June 22, 2019 which resulted in a cash outflow of approximately 4,517 crore, excluding dividend distribution tax. Dividend distribution tax has been subsequently paid.

2.10.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan , upto 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator. The performance parameters will be based on a combination of relative TSR and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,00,94,430 and 2,03,24,982 shares as at June 30, 2019 and March 31, 2019, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at June 30, 2019 and March 31, 2019.

The following is the summary of grants during the three months ended June 30, 2019 and June 30, 2018 under the 2015 Plan:

Particulars	Three months ended June 30,
	2019	2018*
2015 Plan: RSU
Salil Parekh, CEO and MD (Refer note 1 below)	1,77,887	217,200
Other KMPs	34,209	–
Employees other than KMPs	12,200	–
Total Grants	224,296	2,17,200

* Information is adjusted for September 2018 bonus issue.

Note:

1.	The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2,2019 have been amended to one year.

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of June 30, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

Under the 2019 plan:

1.	In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for financial year 2020 under the 2019 Plan to Salil Parekh, CEO and MD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

2.	In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for financial year 2020 under the 2019 Plan to U. B. Pravin Rao, COO and WTD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended June 30,
	2019	2018
Granted to:
KMP	18	9
Employees other than KMP	40	30
Total (1)	58	39
(1)Cash settled stock compensation expense included in the above	1	–

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	731	10.57	696	10.77
Exercise price ()/ ($- ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22–25	22–25	21–25	22–26
Expected life of the option (years)	1–4	1–4	1–4	1–4
Expected dividends (%)	2.52	2.52	2.65	2.65
Risk-free interest rate (%)	6–7.5	2–3	7–8	2–3
Weighted average fair value as on grant date () / ($- ADS)(1)	676	9.86	648	10.03

(1) Fiscal 2019 values are adjusted for September, 2018 bonus issue where ever applicable

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Non-current
Others
Compensated absences	39	38
Payable for acquisition of business- Contingent consideration	36	41
Other payables	5	–
Total non-current other financial liabilities	80	79
Current
Unpaid dividends	30	29
Others
Accrued compensation to employees	2,428	2,006
Accrued expenses (1)	2,412	2,310
Retention monies	60	60
Payable for acquisition of business - Contingent consideration	82	75
Capital creditors	433	653
Financial liability relating to buyback #	2,710	1,202
Compensated absences	1,419	1,373
Other payables (2)	1,088	807
Foreign currency forward and options contracts	19	13
Total current other financial liabilities	10,681	8,528
Total other financial liabilities	10,761	8,607
Financial liability carried at amortized cost	9,166	7,067
Financial liability carried at fair value through profit or loss	132	128
Financial liability carried at fair value through other comprehensive income	5	1
Contingent consideration on undiscounted basis	134	135
(1) Includes dues to subsidiaries	1	6
(2) Includes dues to subsidiaries	12	13

#	In accordance with Ind AS 32 Financial Instruments: Presentation, the Company has recorded a financial liability for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.10). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

2.12 TRADE PAYABLES

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Trade payables(1)	1,247	1,604
Total trade payables	1,247	1,604
(1)Includes dues to subsidiaries	207	220

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Non current
Others
Deferred income	27	29
Deferred rent (refer to note 2.2)	–	140
Total non - current other liabilities	27	169
Current
Unearned revenue	2,114	2,094
Client deposits	17	19
Others
Tax on dividend	929	–
Withholding taxes and others	1,140	1,168
Deferred rent (refer to note 2.2)	–	54
Total current other liabilities	4,200	3,335
Total other liabilities	4,227	3,504

2.14 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Current
Others
Post-sales client support and others	521	505
Total provisions	521	505

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended June 30,
	2019	2018
Current taxes	1,316	1,329
Deferred taxes	(64)	(50)
Income tax expense	1,252	1,279

Income tax expense for the three months ended June 30, 2019 and June 30, 2018 includes reversal (net of provisions) of 19 crore and 56 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

Deferred income tax for the three months ended June 30, 2019 and June 30, 2018, substantially relates to origination and reversal of temporary differences.

2.16 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as unbilled revenue while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues)

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the company is unable to determine the standalone selling price, the company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Company presents revenues net of indirect taxes in its condensed statement of Profit and loss.

Revenue from operations for the three months ended June 30, 2019 and June 30, 2018 is as follows:

(In crore)

Particulars	Three months ended June 30,
	2019	2018
Revenue from software services	19,068	16,999
Revenue from products and platforms	63	57
Total revenue from operations	19,131	17,056

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by offerings. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Three months ended June 30, 2019	Three months ended June 30, 2018
Revenue by offerings
Core	12,164	11,963
Digital	6,967	5,093
Total	19,131	17,056

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The company classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognized as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts (contract asset) is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Balance Sheet.

2.17 OTHER INCOME, NET

2.17.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.17.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Effective April 1, 2018, the company has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Other income for the three months ended June 30, 2019 and June 30, 2018 is as follows:

(In crore)

Particulars	Three months ended June 30,
	2019	2018
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	34	34
Deposit with Bank and others	312	354
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	102	153
Income on investments carried at fair value through other comprehensive income	16	–
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	–
Gain / (loss) on liquid mutual funds	62	28
Exchange gains/(losses) on foreign currency forward and options contracts	118	(167)
Exchange gains/(losses) on translation of assets and liabilities	(22)	210
Miscellaneous income, net	90	104
Total other income	713	716

2.18 EXPENSES

Accounting Policy

2.18.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the statement of Profit and Loss.

2.18.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.18.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.18.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended June 30,
	2019	2018
Employee benefit expenses
Salaries including bonus	10,058	8,571
Contribution to provident and other funds	232	188
Share based payments to employees (Refer note no. 2.10)	58	39
Staff welfare	32	28
	10,380	8,826
Cost of software packages and others
For own use	185	188
Third party items bought for service delivery to clients	178	227
	363	415
Other expenses
Power and fuel	47	48
Brand and Marketing	115	80
Short-term leases (refer to note 2.2)	3	–
Operating leases	–	71
Rates and taxes	30	24
Repairs and Maintenance	300	224
Consumables	7	7
Insurance	15	14
Provision for post-sales client support and others	(6)	(1)
Commission to non-whole time directors	2	2
Impairment loss recognized / (reversed) under expected credit loss model	49	67
Auditor's remuneration
Statutory audit fees	1	–
Tax matters	–	–
Other services	–	–
Contributions towards Corporate Social Responsibility	63	69
Others	46	38
	672	643

2.19 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	June 30, 2019	March 31, 2019
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	2,953	2,947
[Amount paid to statutory authorities 5,865 crore (5,861 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,709	1,653
(net of advances and deposits)
Other Commitments*	17	17

* Uncalled capital pertaining to investments

(1)	As at June 30, 2019, claims against the company not acknowledged as debts in respect of income tax matters amounted to 2,818 crore. Amount paid to statutory authorities against the above tax claims amounted to 5,864 crore.

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.21 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2019 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the three months ended June 30, 2019, the following are the changes in the subsidiaries:

-	On April 1, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 81% of voting interest in HIPUS Co Ltd, Japan, a wholly owned subsidiary of Hitachi Ltd, Japan.

-	On May 23, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 75% of voting interest in Stater N.V along with its eight subsidiaries Stater Netherland B.V., Stater Duitsland B.V., Stater XXL B.V., HypoCasso B.V., Stater Participations B.V., Stater Deutschland Verwaltungs-GmbH, Stater Deutschland GmbH & Co.KG, Stater Belgium N.V./S.A.

Changes in controlled trusts

During the three months ended June 30, 2019, the following are the changes in the controlled trusts:

-	On May 15, 2019, the Company registered Infosys Expanded Stock Ownership Trust

The Company’s material related party transactions during the three months ended June 30, 2019 and June 30, 2018 and outstanding balances as at June 30, 2019 and March 31, 2019 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended June 30,
	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1)	31	24
Commission and other benefits to non-executive / independent directors	2	2
Total	33	26

(1)	Total employee stock compensation expense for the three months June 30, 2019 and June 30, 2018 includes a charge of 18 crore and 9 crore, respectively towards key managerial personnel.

2.22 SEGMENT REPORTING

The Company publishes this financial statement along with the interim consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru July 12, 2019

INDEPENDENT Auditor’s Report on audit of interim STANDALONE financial results

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Statement of Standalone Financial Results of INFOSYS Limited (“the Company”), for the quarter ended June 30, 2019 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements which has been prepared in accordance with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit.

2.	We conducted our audit in accordance with the Standards on Auditing specified under Section 143 (10) of the Companies Act, 2013. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal financial control with reference to the Statement. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the significant accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India of the profit and total comprehensive income and other financial information of the Company for the quarter ended June 30, 2019.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, July 12, 2019	(Membership No.70928) UDIN: 19070928AAAAAH5268